Filed by Docent, Inc. Pursuant to Rule 425

Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: Docent, Inc.

Click2learn, Inc.

Commission File No.: 000-31537

This filing relates to the proposed transactions pursuant to the terms of that certain Agreement and Plan of Reorganization, dated as of October 20, 2003 and amended as of November 13, 2003 (the “Merger Agreement”), by and among Docent, Inc. (“Docent”), Click2learn, Inc. (“Click2learn), Hockey Merger Corporation (“Newco”), Devil Acquisition Corporation, a wholly owned subsidiary of Newco, and Canuck Acquisition Corporation, a wholly owned subsidiary of Newco. The following is an employee update on the status of the transactions.

To:	Docent Employees Worldwide	February 13, 2004
Fr:	Andy Eckert
Re:	Docent Update

I am pleased to share with all of you that we have passed another important milestone in the process of closing our merger with Click2learn. This week the SEC declared the S-4 effective, allowing us to set the date for a shareholder vote on Thursday, March 18 at 10 a.m. PST. This date is public knowledge and may be shared outside the company.

We will be sending out proxy statements and the meeting announcement to our respective shareholders within the next few days. Based on the enthusiastic reaction to the merger that we’ve heard from analysts, investors, customers and others in the industry, we anticipate a positive outcome to the shareholder vote. Immediately after the vote is recorded, we will be launching our new company to the public.

Between now and March 18, the integration teams throughout the company who have been working together over the past several months, will finalize their launch plans. As many of you are aware, we have already defined benefits for the combined company; determined a new company name, logo and brand identity; established a standardized sales forecasting and reporting process; made significant progress toward a combined product and product roadmap; identified our go forward processes in implementation; and have combined and streamlined processes in a myriad of other areas as well. Based on this terrific work, I am confident we will be able to introduce a strong, solid, dynamic new organization to the marketplace on Day 1.

Over the next few weeks, we will share additional details on integration and launch activities. If you have any questions, please do not hesitate to contact me or any member of the management team.

As always, thanks for your ongoing support. This has been a long time coming but I believe the merger is clearly worth the wait!

Andy

Additional Information And Where To Find It

In connection with the merger of Docent, Inc. and Click2learn, Inc., Hockey Merger Corporation filed a registration statement on Form S-4 with the Securities and Exchange Commission on February 11, 2004 containing a definitive joint proxy statement of Docent and Click2learn and definitive prospectus of Hockey Merger Corporation. Investors and security holders are urged to read this filing, which is available now because it contains and will contain important information about the merger. Investors and security holders may obtain free copies of these documents and other documents filed with the Securities and Exchange Commission at the Securities and Exchange Commission’s web site at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the Securities and Exchange Commission by Docent by contacting Docent Investor Relations at (650) 934-9500. Investors and security holders may obtain free copies of the documents filed with the Securities and Exchange Commission by Click2learn by contacting Click2learn Investor Relations at (425) 462-0501.